News Release

For Immediate Release
September 8, 2005

CanWest Launches IPO of Newspaper and Interactive Group

Spin out will result in CanWest MediaWorks Income Fund holding approximately 28% interest in Canada’s largest newspaper publisher

Winnipeg, Manitoba – CanWest Global Communications Corp. (“CanWest”) announced today its intention of offering an interest in its Canadian newspaper and interactive media businesses (with the exception of the National Post) via an initial public offering (“IPO”) in Canada structured as an income fund. To that end, CanWest MediaWorks Income Fund (the “Fund”) has filed a preliminary prospectus with all securities regulatory authorities in Canada. The newly-created Fund will, on completion of the offering, indirectly hold through CanWest Mediaworks Limited Partnership (the “Partnership”) an approximate 28% interest in CanWest’s Canadian newspaper and interactive media businesses.

CanWest’s Canadian newspaper operations include some of Canada’s oldest and most respected metropolitan daily newspapers – including the Times Colonist (Victoria), The Vancouver Sun, The Province (Vancouver), Edmonton Journal, Calgary Herald, The StarPhoenix (Saskatoon), Leader- Post (Regina), The Windsor Star, Ottawa Citizen and The Gazette (Montreal). These prominent mastheads, including their online editions and classified web sites (such as working.com and driving .com), together with Nanaimo Daily News, Alberni Valley Times, the new free-distribution, youth-oriented Dose, 21 non-daily newspapers distributed in various communities in B.C., and CanWest’s investment in Metro will form the main group of assets being taken to market in this transaction. These operations will be joined by CanWest’s Internet and electronic publishing arm, which includes the Internet portal canada.com, FP infomart.ca and FP DataGroup.

Upon completion of the Fund’s IPO, the net proceeds of the equity offering, together with $830 million in cash from new term and revolving credit facilities will be used by the Partnership to acquire these media businesses from one of CanWest’s subsidiaries, CanWest MediaWorks Inc. The term and revolving credit facilities are part of a total $1 billion, 5-year senior unsecured credit facility which will be available to the Partnership and which has been underwritten by The Bank of Nova Scotia as lead arranger and bookrunner and Royal Bank of Canada as syndication agent. CanWest MediaWorks Inc. will use the proceeds from the sale to retire certain existing debt.

“We have been considering this transaction for some time, as a way to unlock, what we believe is significant shareholder value,” said Leonard Asper, CanWest’s President and Chief Executive Officer. “We believe that this offering will be well received by the investing public.”

Concurrently with this announcement, CanWest MediaWorks Inc. announced that it had initiated tender offers and consent solicitations for any and all, of its 10 5/8% Senior Subordinated Notes due 2011 and 7 5/8% Senior Unsecured Notes due 2013. In the aggregate, these notes have an outstanding principal amount of approximately $744 million (US$625 million). As part of this tender offer process, CanWest MediaWorks Inc. is seeking noteholders’ consents to amend certain provisions of these notes and related note indentures. Completion of the IPO and spin out of its newspaper and online media businesses is conditional upon successful completion of the tender offer and consent solicitation process for these notes. CitiGroup Global Markets Inc. has been retained as the dealer manager in respect of the tender offers.

Total proceeds from the sale to CanWest MediaWorks Inc. are expected to be approximately $1.45 billion. These proceeds together with proceeds from a new $500 million 5-year senior secured revolving credit facility which has been underwritten by The Bank of Nova Scotia and Royal Bank of Canada will be used to retire debt under existing senior credit facilities and fund the tender offers and consent solicitations.

CanWest MediaWorks Inc. will retain 100% ownership of the National Post, and its Canadian broadcasting and related operations. On completion of the contemplated transactions, it will retain an approximate 72% interest in the Partnership. It will also continue to hold all of CanWest’s international media businesses.

This news release contains certain comments or forward-looking statements that are based largely upon the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations.

The Fund’s units have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or the availability of an applicable exemption from the registration requirement of such Act. The Fund’s units are being offered in Canada only by means of the preliminary prospectus. This news release does not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of the Fund’s units in any province, territory state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction. This news release is neither an offer to purchase nor a solicitation of an offer to sell notes of CanWest MediaWorks Inc.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV; www.canwestglobal.com) is an international media company. CanWest, Canada’s largest publisher of daily newspapers, owns, operates, and/or holds substantial interests in newspapers, conventional television, out-of-home advertising, specialty cable channels, radio networks and web sites in Canada, New Zealand, Australia, and the Republic of Ireland.

For additional information, please contact:

Geoffrey Elliot, Vice President, Corporate Affairs
Tel: (204) 956-2025
Fax: (204) 947-9841
gelliot@canwest.com

or

John Maguire, Chief Financial Officer
Tel: (204) 956-2025
Fax: (204) 947-9841
jmaguire@canwest.com